Exhibit 99.1

Magellan Announces Conversion of Revolving Loan into Term Loan

DENVER, July 2, 2015 /Marketwired/ -- Magellan Petroleum Corporation (NASDAQ:MPET) ("Magellan" or the "Company") today announced the amendment of the senior secured revolving loan facility (the “Revolving Loan Facility”), which Nautilus Poplar LLC (“Nautilus”), a wholly owned subsidiary of Magellan, entered into on September 17, 2014 with West Texas State Bank (“WTSB”). Nautilus holds the Company’s interests in the Poplar Field.

The Revolving Loan Facility was due to mature on September 30, 2015, and the outstanding balance amounted to $5.5 million. The interest payments were based on the prime rate and a floor rate of 3.25%. The Revolving Loan Facility was secured by substantially all of Nautilus’s assets, and Magellan provided a guarantee secured by a pledge of its membership interest in Nautilus.

On June 30, 2015, the Revolving Loan Facility was converted into a single term loan (the “Term Loan”), its maturity extended, and the grant of security interests by Nautilus in favor of WTSB reaffirmed. The total amount of the Term Loan will be $5.5 million and no additional draws may be made. The term of the Term Loan will be 5 years and will be due on June 30, 2020. The interest payable on the Term Loan will be due monthly and be based on the prime rate plus 1.50% with an interest rate floor of 4.75%. During the first twelve months of the Term Loan, only interest will be payable and the principal amount will be amortized over the remaining four years of the life of the Term Loan. The security and guarantee provided by the Company to WTSB will remain the same as those provided under the terms of the Revolving Loan Facility.

J. Thomas Wilson, President and CEO of the Company, commented, “The conversion of the Revolving Loan Facility into a Term Loan enables the Company to extend the maturity date of the loan and to benefit from one year of interest only payments, which we believe will provide the Company with additional flexibility in collecting additional data from the CO2-enhanced oil recovery pilot program at Poplar and the economic evaluation of the project. The conversion of the Revolving Loan Facility also reflects the constructive relationship between the Company and WTSB.”

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS
Statements in this press release, including forecasts or projections that are not historical in nature, are intended to be, and are hereby identified as, forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. The words "believe", "estimate", "evaluate", "expect", "forecast", "initial", "intend", "plan", ”potential”, ”project", "should", “tend”, “will”, and similar expressions are intended to identify forward-looking statements. These statements about the Company may relate to its businesses and prospects, planned capital projects and expenditures, increases or decreases in oil and gas production and reserves, estimates regarding recoverable resource potential, revenues, expenses, and operating cash flows, progress in developing the Company's projects, future values of those projects and other matters that involve a number of risks and uncertainties that may cause actual results to differ materially from expectations expressed or implied in the forward-looking statements. Among these risks and uncertainties are the following: uncertainties associated with our planned CO2-EOR program at Poplar, including uncertainties about the technical and economic viability of CO2-EOR techniques at Poplar, the drilling results from the pilot project, the results of CO2 injection, including the ability to sustain CO2 pressures at sufficient effective levels to sweep the oil across the formation to production wells, the Company’s ability to acquire a long term CO2 supply for the program, possible adverse changes to the CO2-EOR industry, possible geologic or other obstacles to the further development of the Company's Poplar project, possible geologic or other obstacles to obtaining the anticipated production from the Company's CO2-EOR projects and the timing of development milestones, uncertainties inherent in projecting future rates of production from CO2-EOR activities, and whether enhanced production expected from CO2-EOR will be comparable to other CO2-EOR projects or otherwise meet the Company’s expectations; risks and uncertainties inherent in estimates of amounts of potentially recoverable hydrocarbon resources and OIP; the uncertain nature of oil and gas prices, including uncertainties about the duration of the currently depressed oil commodity price environment and the related impact on the Company’s revenues, project developments, and ability to obtain financing; uncertainties regarding the fulfillment of the conditions to completion of Central’s acquisition agreement with Santos; uncertainties regarding the Company’s ability to maintain sufficient liquidity and capital resources to implement the Company’s projects; and other matters discussed in the "Risk Factors" sections of the Company's most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Any forward-looking information provided in this release should be considered with these factors in mind. The Company assumes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events, or otherwise, except as required by securities laws.

ABOUT MAGELLAN
Magellan Petroleum Corporation is an independent oil and gas exploration and production company focused on the development of CO2-EOR projects in the Rocky Mountain region. Historically active internationally, Magellan also owns significant exploration acreage in the Weald Basin, onshore UK, and an exploration block, NT/P82, in the Bonaparte Basin, offshore Northern Territory, Australia, which the Company currently plans to farmout. Our strategy is to enhance shareholder value by maximizing the value of our CO2-EOR business and our international projects. We are committed to efficiently investing financial, technical, and management capital in our projects in order to achieve the greatest risk-adjusted value and returns for our shareholders. Magellan routinely posts important information about the Company on its website at www.magellanpetroleum.com.

For further information, please contact:
Antoine Lafargue
Senior Vice President -- CFO, Treasurer, and Corporate Secretary
720.484.2404
IR@magellanpetroleum.com